Exhibit 99.1

Aesthetic Medical International Announces Change of Board Members and Committee Composition

Shenzhen, China, February 18, 2022 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (Nasdaq: AIH) (the “Company” or “AIH”), a leading provider of aesthetic medical services in China, today announced that Mr. Feng Lu has resigned from his position as the independent Director of the Board, and the member of the Audit Committee and Compensation Committee of the Board, with effect from February 18, 2022, in order to focus on other business obligations. Mr. Lu’s resignation is not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On the other hand, the Company is pleased to announce that with effect from February 18, 2022, its independent Director Mr. Eric Chi Wai Tsang was appointed by the Board to replace Mr. Lu as a member of the Audit Committee and the Compensation Committee of the Board of the Company.

Dr. Pengwu Zhou, Chairman and Chief Executive Officer of the Company, commented, “On behalf of the Board, we would like to thank Eric for taking the roles to serve on the Audit Committee and the Compensation Committee. I believe that his breadth of experience will be valuable to the Company as we continue to carry out our long-term strategic plans. I would also like to thank Mr. Lu for his support and contribution to the Company during his tenure on the Board. We wish him all the best in his future endeavors.”

As a result of the resignation of Mr. Lu, the Board currently has nine members and all three members of the Audit Committee of the Board are independent Directors which meets the independence requirement in Rule 5605(c)(2)(A)(ii) of the NASDAQ listing rules.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: https://ir.aihgroup.net/.

Cautionary Statements

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical international Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com